U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated May 29, 2020

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

On May 26, 2020, Genetic Technologies Limited (the “Company”) announced the pricing of a public offering (the “Offering”) of (i) 3,500,000 American Depositary Shares, representing 600 ordinary shares of the Company, no par value (each, an “ADS”), for a purchase price of $2.00 per ADS and (ii) 500,000 pre-funded warrants to purchase one ADS (the “Pre-Funded Warrants”) for a purchase price of $1.9999 per Pre-Funded Warrant.

The Offering was made pursuant to the Company’s effective registration statement on Form F-1 (Registration No. 333-235542) and accompanying prospectus filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”).

On May 28, 2020 (the “Closing Date”), the Company completed the Offering resulting in net proceeds of approximately $7.048 million, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, assuming full exercise of the Pre-Funded Warrants. The Company  intends to use the net proceeds from this Offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests, and reimbursement studies with TGen in the United States, for implementation of our consumer initiated testing platform, preparation for potential COVID-19 testing, COVID-19 risk test for developing serious disease from contracting COVID-19, for working capital and new equipment purchases.

Subject to certain ownership limitations described in the Pre-Funded Warrants, the Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder will not have the right to exercise any portion of the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to the Company, provided that any increase in such percentage shall not be effective until 61 days after such notice. In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of the Company’s ordinary shares, the sale, transfer or other disposition of all or substantially all of the Company’s properties or assets, the Company’s consolidation or merger with or into another person, the acquisition of more than 50% of the Company’s outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by the Company’s outstanding ordinary shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors. The Purchase Agreement provided that for a period of 12 months following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or their equivalents, subject to certain exceptions, for a period of 60 days after the closing of the Offering. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

In connection with the Offering, the Company paid H.C. Wainwright & Co., LLC (the “Placement Agent”) a cash placement fee equal to 7.5% of the gross proceeds raised in the Offering, a management fee equal to 1% of the gross proceeds raised in the Offering, a payment for non-accountable expenses of $25,000, and a reimbursement of $50,000 for accountable expenses of the Placement Agent, including legal fees paid by the Company, and the Placement Agent’s clearing expenses in the amount of $12,900.

The Company agreed to issue to the Placement Agent warrants to purchase 260,000 ADSs (the “Placement Agent’s Warrants”), subject to and upon obtaining shareholder approval for such issuance. The Placement Agent’s Warrants will have a term that will commence upon obtaining shareholder approval for such issuance and expire five years from the effective date of the Offering and an exercise price per ADS equal to $2.50 per share. The Company agreed to use reasonable best efforts to register the Placement Agent’s Warrants and underlying securities on a registration statement with the Securities and Exchange Commission (the “SEC”) and to cause such registration statement to become effective within 60 days from the date the shareholder approval is obtained and deemed effective.

The forms of the Purchase Agreement and Pre-funded Warrants are filed as Exhibits 10.1 and 4.1, respectively, to this report and are incorporated herein by reference. The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Justyn Stedwell
Name:	Justyn Stedwell
Title:	Company Secretary

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EXHIBIT INDEX

Exhibit	Description of Exhibit

4.1 10.1 99.1 99.2	Form of Pre-Funded Warrant Form of Securities Purchase Agreement dated May 26, 2020 Press Release issued on May 26, 2020 Press Release issued on May 28, 2020

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